Schedule I

Transactions in Securities of the Issuer

Name of Affiliated Entity	Transaction Date	Number of Shares of Class A Common Stock	Weighted Average Price Per Share ($)	Transaction Type	Price Range (Per Share)
PSP Suja Life Aggregator, L.P	8/26/2026	233,624	$9.59	Open Market Purchase	$9.20 to $9.76
PSP Suja Life Aggregator, L.P	8/27/2026	233,624	$9.12	Open Market Purchase	$8.83 to $9.47
PSP Suja Life Aggregator, L.P	8/28/2026	185,000	$9.33	Open Market Purchase	$9.21 to $9.51
PSP Suja Life Aggregator, L.P	8/31/2026	175,000	$10.10	Open Market Purchase	$9.65 to $10.32